767 Fifth Avenue
New York, NY 10153-0119
+1 212 310 8000 tel
+1 212 310 8007 fax

March 25, 2020

VIA EDGAR TRANSMISSION

Jennifer López
Staff Attorney

Office of Trade and Services
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561

Re:                             Star Intermediate I, Inc.
Draft Registration Statement on Form S-1
Submitted January 24, 2020
CIK No. 0001799208

Dear Ms. López:

On behalf of our client, Dun & Bradstreet Holding, Inc., a Delaware corporation (f/k/a Star Intermediate I, Inc.) (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated February 20, 2020.  In connection with such responses, the Company will be confidentially submitting, electronically via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the Draft Registration Statement on Form S-1 of the Company (CIK No. 0001799208) (the “Registration Statement”).  We will send to the Staff under separate cover courtesy copies of Amendment No. 1, including copies marked to show the changes effected by Amendment No. 1.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response.  In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 1. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in Amendment No. 1.

Draft Registration Statement on Form S-1 Non-GAAP Financial Measures, page 16

1.                                      We refer to adjustments made to arrive at non-GAAP measures that exclude the effects of purchase accounting including but not limited to deferred revenue, incremental amortization and other incremental or reduced expenses. Please tell us in more detail why management believes that performance measures excluding the effects of purchase accounting is useful to an investor. Please tell us how you considered Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations and Rule 100(b) of Regulation G.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has considered the guidance in Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations and Rule 100(b) of Regulation G with respect to the adjustments for the effects of purchase accounting in its non-GAAP measures and believes that its non-GAAP financial measures do not represent individually tailored recognition and measurement methods because they exclude the effects of purchase accounting, and such non-GAAP financial measures do not run afoul of Regulation G.

The Company believes that investors should be provided with meaningful financial information to make informed investment decisions and that the referenced non-GAAP performance measures, when considered together with the Company’s results presented in accordance with GAAP and a reconciliation to the most comparable GAAP measure, serve this purpose.  The Company believes its recent history is a relevant determining factor for reflecting such adjustments in its non-GAAP measures. Prior to February 8, 2019 and the consummation of the take-private transaction (the “Take-Private Transaction”), the Predecessor of the Company was a public company, and investors, lenders and analysts compared the Predecessor’s results from period to period and compared such results to those of peer companies. In accordance with Accounting Standards of Codification Topic 805, Business Combinations (“ASC 805”), all of the Company’s deferred revenue on February 8, 2019 was written down to its fair value as of the acquisition date, resulting in a reduction of deferred revenue and revenue to be recognized post-acquisition in accordance with GAAP by approximately $155 million. While there was no material change to the underlying business as a result of the Take-Private Transaction, all of the assets and liabilities of the Company were adjusted to fair value in connection with the Take-Private Transaction. This fair value adjustment causes significant differences when comparing operating results before and after the Take-Private Transaction. In addition, these fair value adjustments further distort comparisons to any peer group since the Take-Private Transaction was a one-time, non-recurring change of control transaction specific to the Company.

Similarly, the Company adjusted expenses as a result of the application of purchase accounting, such as incremental intangible asset amortization.  In connection with the Take-Private Transaction, the Company recognized $4,717 million of amortizable intangible assets, resulting in an amortization expense of approximately $474 million for the period from January 1, 2019 to December 31, 2019.  The Company excluded the incremental non-cash amortization associated with recognized intangible assets because it believes that the incremental non-cash amortization associated with intangible assets does not reflect the Company’s ordinary and ongoing operations. The Company believes that recognized intangible assets by their nature are fundamentally different from other depreciating assets that are replaced on a predictable operating cycle. Unlike other depreciating assets, such as developed and purchased software licenses or property and equipment, there is no replacement cost once these recognized intangible assets expire and the assets are not replaced. Additionally, the Company’s costs to operate, maintain and extend the life of acquired intangible assets and purchased intellectual property are reflected in the Company’s operating costs as personnel, data fee, facilities, overhead and similar items. For this reason, the Company has developed, internally used and externally disclosed the referenced non-GAAP measures that exclude the impact of incremental non-cash amortization associated with recognized intangible assets.

To present non-GAAP measures consistently, the Company also excluded other incremental gains and charges resulting from the application of purchase accounting, such as including a non-GAAP charge to account for the impact of reduced expense due to the write down of deferred commission assets to their fair value in connection with the Take-Private Transaction. The other adjustment is related to the additional charge associated with lease right of use asset fair value adjustment as of acquisition date.

In addition, the Company’s non-GAAP performance measures also exclude significant one-time transaction costs incurred in connection with the Take-Private Transaction. The Company does not believe these costs are components of its ongoing core operations.  Such costs are specifically related to the Take Private Transaction, and the Company does not expect them to recur in the future.  The Company presented its GAAP results together with this non-GAAP measure eliminating the effect of one-time transaction costs in order to facilitate a better comparison from period to period to provide useful performance information representative of the Company’s profitability that it expects to report on a continuing basis.

In addition, management uses such non-GAAP measures to assess Company performance for the following reasons:

•                  Following the Take-Private Transaction, the Company has continued to sell the same solutions and services and generate revenue from the same client contracts as those used by the Predecessor prior to the acquisition. The Company’s clients have a history of renewing similar revenue contracts and have continued to do so following the Take-Private Transaction.  Management believes the underlying contractual revenues for the acquired deferred revenue agreements represent continuing revenues.

•                  Management believes investors should be provided with useful and meaningful performance measures to assist them to make investing decisions. Management believes providing performance results that reflect underlying operations that have a continuing effect on the Company provide transparency and comparability for investors as well as lenders and analysts.

•                  The above-mentioned adjustments to non-GAAP measures are also applied to the measures used to calculate the covenants under agreements governing the Company’s indebtedness, which specifically permit addbacks for deferred revenue or any effects of adjustments resulting from the application of purchase accounting.

•                  Management compensation is evaluated based on adjusted revenue and adjusted EBITDA results that exclude purchase accounting adjustments.

For the above reasons, the Company does not believe excluding the effects of purchase accounting from its non-GAAP measures represents an individually tailored recognition and measurement precluded by the guidance in Question 100.04. Further, the Company does not believe its non-GAAP measures, taken together with the reconciliations of non-GAAP metric to comparable GAAP measures and discussions of such non-GAAP measures, contain an untrue statement of material fact or omit to state a material fact necessary in order to make the presentation of the non-GAAP financial measures, in light of the circumstances under which they are presented, not misleading. Due to the unique facts and circumstances related to the Take-Private Transaction, the Company believes the exclusion of purchase accounting effects from its non-GAAP performance measures provides meaningful information to investors.

2.                                      We note that your calculation of EBITDA contains adjustments for items other than interest, taxes, depreciation and amortization.  Please revise to ensure that measures calculated differently from EBITDA are not characterized as EBITDA. Reference is made to Question 103.01 of the Division’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 18 accordingly.

Risk Factors, page 21

3.                                      Please tell us what consideration you have given to providing disclosure regarding the risks you may face due to the realignment of your management and operating infrastructure. In this regard, we note your disclosure on pages 3 and 100 that as a result of the realignment approximately 95% of executives and 65% of members of the broader leadership team are new or in a new role.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it considered such risks. Most of the management realignment and operating infrastructure changes had been in effect for almost one year at the time of the submission of the draft Registration Statement. Since the Take-Private Transaction in February 2019, the Company has not experienced any notable repercussions as a result of such changes and, given this integration period, does not anticipate any such repercussions or risk in the foreseeable future. Based on the foregoing and the Company’s continued experiences with the realignment and operating infrastructure changes, the Company determined that there were no material risks in this regard that required disclosure.

4.                                      Please discuss the potential effect that cash and cash equivalents held by your foreign subsidiaries could have on your company’s liquidity, if any. In this regard, we note your disclosure on page 87 that $41.2 million of your $100.6 million cash and cash equivalents are held in your China and India operations and that you intend to reinvest indefinitely all earnings form your China and India subsidiaries.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the cash and cash equivalents held by its foreign subsidiaries does not have a material impact on its liquidity. The Company has a revolving credit facility that provides for up to $400.0 million of revolving extensions of credit outstanding at any time until maturity on February 8, 2024. As of March 25, 2020, the Company had $200.0 million borrowings outstanding under its revolving credit facilities.  The Company believes that cash provided by operating activities, supplemented as needed with available financing arrangements, is sufficient to meet its short-term liquidity needs.

5.                                      Please tell us what consideration you have given to providing risk factor disclosure regarding the potential effect in your cash and liquidity position if you are unable to redeem all your Series A Preferred Stock with the net proceeds of this offering. In this regard, we note your disclosure that “[t]he Preferred Equity is entitled to cumulative dividend[s]” and that “[u]npaid dividends are accumulated and compounded quarterly regardless of whether they are declared.”

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company is required to redeem all outstanding shares of its Series A Preferred Stock upon consummation of the initial public offering in accordance with the terms of the Series A Preferred Stock.  If the net proceeds from the offering will not be sufficient to redeem all the shares of Series A Preferred Stock, the Company will plan to finance the redemption of such remaining shares of Series A Preferred Stock at the time of the initial public offering in a manner that will ensure that it has sufficient surplus under Delaware law as well as sufficient cash and liquidity following such redemption. The Company will update its disclosure with respect to the sources of funds for the redemption of the Series A Preferred Stock once an offering size and price range has been determined.

Use of Proceeds, page 45

6.                                      Please specify the amount of Cumulative Series A Preferred Stock that you will redeem using the net proceeds of the offering.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will revise its disclosure when such information is available.

Unaudited Pro Forma Condensed Combined Financial Data, page 54

7.                                      Please revise to present historical primary and fully diluted per share data based on net income and primary and fully diluted pro forma per share data based on net income together with the number of shares used to compute such per share data. Refer to Rule 11-02(b)(7) or Regulation S-X.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 55 and 57 accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 66

8.                                      When there are more than one causes to explain a fluctuation from period to period, please revise your discussion to quantify each cause. Refer to paragraph (a)(3) of Item 303 of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 62 through 101 accordingly.

Other Income (Expense), Net, page 78

9.                                      Please revise to discuss the Predecessor settlement charge of $85.8 million in the period from January 1, 2019 to February 7, 2019.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 79 accordingly.

Critical Accounting Policies and Estimates, page 92

10.                               Estimates used to determine share-based compensation are often considered critical by companies going public. In particular, estimating the fair value of the underlying shares can be highly complex and subjective because the shares are not publicly traded. Please tell us your consideration of providing critical accounting policy disclosure to include:

•                       the methods that management used to determine the fair value of your shares and the nature of the material assumptions involved;

•                       the extent to which the estimates are considered highly complex and subjective; and

•                       the estimates will not be necessary to determine the fair value of new awards once the underlying shares begin trading.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has considered the assumptions and judgements required to estimate the fair value of profits interest units issued under the Star Parent, L.P. equity-based program, as well as associated variability and uncertainty due to the application of accounting principles.  The Company has provided critical accounting policy and estimate disclosure for equity-based compensation arrangements in its Management’s Discussion and Analysis of

Financial Condition and Results of Operations section. The Company has revised the disclosure on pages 99 and 100 accordingly.

Business, page 98

11.                               In order to better understand your client contracts, please disclose the material terms of such contracts and how the contracts vary between the Finance & Risk Solutions and Sales & Marketing segments. Please ensure that your disclosure includes the length of such contracts (ex: annual or multi-year), renewal terms, pricing terms and termination provisions. Please also quantify, to the extent possible, the percentage of your client contracts that are fixed price subscription contracts versus per-item priced contracts.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 116 accordingly.

12.                               In an appropriate place in this section, please disclose the percentage of your clients that have contracts for only one solution versus the percentage that have contracts for multiple solutions.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 9 and 114 accordingly.

13.                               We note your disclosure that “[y]our Sales & Marketing solutions combine firmographic, personal contact, intent and non-traditional, or alternative, data.” Please explain what you mean by “non-traditional” or “alternative” data.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that firmographic data represents name, address, phone, sales, number of employees and financial data with respect to businesses and entities as well as direct trade experience such entities have with other entities. Alternative or non-traditional data is generally any other data that can be used to gain additional insight regarding a company or entity, such as foot traffic, website usage, social media posts, online browsing activity and shipping trackers. The Company has revised its disclosure on pages 2 and 102 accordingly.

Our Transformation, page 99

14.                               You state on page 100 that the number of multi-year contracts increased by 88% during the nine months ended September 30, 2019. Please disclose the percent of contracts that are multi-year contracts so that investors can better understand the significance of the increase in multi-year contracts.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 3 and 104 accordingly.

Our Market Opportunity, page 103

15.                               It appears that you view your market opportunity in terms of a total addressable market (“TAM”). Please further discuss the nature of your TAM to provide additional context for investors. For example, define the markets included in your TAM, and explain how you define “big data and analytics software.”

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 5 and 107 accordingly.

Our Solutions, page 104

16.                               You present case studies of clients that have utilized your services. Please confirm that the clients have consented to these statements and to their case studies being used in your registration statement.  Please also disclose the time periods covered by the case studies.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has updated the case studies being presented in Amendment No. 1. The Company confirms that such clients have consented to such statements and the use of the case studies being presented in the Registration Statement. Due to the fact that the clients provide the Company with relevant metrics for such case studies, the Company is working to obtain the time periods covered by such case studies where applicable.  The Company respectfully advises the Staff it will update its disclosure with respect to the case studies in a subsequent amendment.

Our Competitive Strengths, page 108

17.                               Please discuss how you define “revenue retention rate” as discussed here and throughout your registration statement.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 9, 113 and 115 accordingly.

Unaudited Condensed Consolidated Financial Statements of Star Intermediate I, Inc. Note 5. Notes Payable and Indebtedness, page F-15

18.                               Reference is made to your discussion of retired Predecessor debt on page F-18. Please tell us whether an expense was recorded for the make-whole payment in the Predecessor or Successor periods and if not, your basis for not recording an expense.  In addition, tell us if any other expenses relating to liabilities recorded as part of the acquisition were excluded from the predecessor or successor income statements and your basis for such treatment.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in recording the acquisition accounting associated with the Take-Private Transaction, the Company applied the guidance outlined in ASC 805 recognizing identifiable assets acquired and liabilities assumed at their acquisition-date fair values. The terms of the Predecessor’s senior notes did not contain a pre-existing provision requiring repayment of such notes upon a change in control. Rather, the terms imposed a penalty (also referred to as a make-whole premium) in the case of a payoff before maturity.  Since the Predecessor did not make the redemption decision, the charge related to the payment of the make-whole premium was not recorded in the Predecessor’s income statement. However, the requirement to redeem the Predecessor’s outstanding senior notes was a condition to the Successor’s debt financing of the Take-Private Transaction. That is, for the Successor to obtain the necessary debt to acquire the Predecessor, the Predecessor’s debt was required to be repaid. As such, the debt repayment was contingent upon the change in control occurring. On February 8, 2019 (the closing date of the Take-Private Transaction) based on the terms of the senior notes, the Company transferred funds required to repay the Predecessor senior notes, including the make-whole premium into escrow and issued redemption notices to the noteholders of the Predecessor’s senior notes for redemption on March 10, 2019. As a result, the Successor assumed the liability for the Predecessor senior notes and recorded it at the acquisition-date fair value.  The fair value of the Predecessor senior notes included the settlement make-whole premium as it was determined that a market participant would consider such payment as part of the fair value of the senior notes.  The Company included the make-whole premium in the Accrued liabilities line of Note 13 in the interim financial statements for the period from January 1, 2019 to September 30, 2019.  To make it clear that the fair value of the Predecessor senior notes includes the make-whole premium, the Company revised the presentation in Notes 5 and 13 in the audited financial statements for the period from January 1, 2019 to December 31, 2019 to state that the make-whole premium was recognized as part of the fair value of the long-term debt as part of purchase accounting and included the make-whole premium in the fair value of the long-term debt.

The Company respectfully advises the Staff that the only other item relating to liabilities recorded as part of the Take-Private Transaction that was excluded from the Predecessor or Successor income statements is the Predecessor unamortized deferred debt issuance costs and discount of $6.6 million related to the Predecessor debt, including the Predecessor term loan facility and Predecessor revolving credit facility. The Predecessor term loan and revolving credit facilities contained a provision requiring such debt to be repaid upon a change-in-control event. The Company recorded the write-off of the unamortized debt issuance costs “on the line” rather in the Predecessor or Successor income statement periods because the repayment of the debt and the corresponding write-off of the costs was clearly contingent on a change-in-control event. This determination is consistent with the speech at the 2014 AICPA Conference on Current SEC and PCAOB Developments, in which Carlton Tartar, associate chief accountant in the SEC’s Office of the Chief Accountant remarked: “….The staff has also become aware that certain expenses that are incurred contingent upon a change-in-control event are in some cases reflected in neither the predecessor or successor income statement periods, but instead are presented “on the line.” When registrants have demonstrated that certain expenses were contingent upon the change-in-control event, the staff has not objected to such presentation, provided that transparent and disaggregated disclosure of the nature and amount of such expenses was made. If such presentation is elected, registrants should ensure that all disclosed amounts were fully contingent on the consummation of the change-in-control event. To summarize, when pushdown financial statements are presented, registrants should determine whether each expense relating to the change-in-control event is most appropriately reflected in the predecessor period, successor period or “on the line,” and disclose the amounts recorded in each period and the basis for determining the amounts included in each category.”

The Company has provided disclosure on the accounting treatment for the $6.6 million unamortized debt issuance costs and discount in Note 5 to the consolidated financial statements on page F-39.

Note 16. Segment Information, page F-39

19.                               We note that your presentation of segment revenue contemplates deferred revenue purchase accounting adjustments. Please tell us how this presentation complies with ASC 280-10-50.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company presents segment results in accordance with ASC 280-10-50-27. The guidance states:

“The amount of each segment item reported shall be the measure reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance. Adjustments and eliminations made in preparing a public entity’s general-purpose financial statements and allocations of revenues, expenses, and gains or losses shall be included in determining reported segment profit or loss only if they are included in the measure of the segment’s profit or loss that is used by the chief operating decision maker.”

The Company’s chief operating decision makers (“CODMs”) review and evaluate segment performance and make decisions about allocating resources to segments based on information they receive routinely, including segment revenue.  Segment revenue, as reviewed by the CODMs, excludes the impact of the deferred revenue purchase accounting adjustment recorded in accordance with GAAP to reflect its fair value.  Management believes that segment revenue, as defined in the CODM reporting, is useful and meaningful in assessing the performance the Company’s business for the following reasons:

•                  The purchase accounting deferred revenue adjustment is a non-cash adjustment required by ASC 805 in connection with acquisitions to reflect fair value of acquired assets and assumed liabilities.

•                  These adjustments are transaction-based and not expected to be ongoing.

•                  The period-over-period revenue performance of businesses is more comparable on the basis of excluding the deferred revenue purchase accounting adjustments.

General

20.                               Please define terms at first use. For example, define the terms “Paydex score” and “MAP.”

The Company acknowledges the Staff’s comment and has revised the disclosures throughout Amendment No. 1 to define terms at first use accordingly. See pages 1 and 111 for the definitions of “Paydex score” and “MAP,” respectively.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch

Alexander D. Lynch
Weil, Gotshal & Manges LLP

cc:	Anthony M. Jabbour
Chief Executive Officer
Dun & Bradstreet Holdings, Inc.